FOIA CONFIDENTIAL TREATMENT REQUEST	CONFIDENTIAL TREATMENT REQUESTED
The entity requesting confidential treatment is:	BY GILEAD SCIENCES, INC.
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404
Telephone: 650-574-3000

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR SUBMISSION

Pursuant to Rule 83 by Gilead Sciences, Inc.

March 11, 2024

Re:	CymaBay Therapeutics, Inc. Schedule TO-T filed on February 23, 2024 Filed by Pacific Merger Sub, Inc. and Gilead Sciences, Inc. File No. 005-87950

Mr. Daniel Duchovny
Special Counsel
Division of Corporation Finance

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Mr. Duchovny:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 1, 2024 (the “Comment Letter”) regarding the above-referenced Schedule TO-T of Gilead Sciences, Inc. (“Parent” or “Gilead”) and Pacific Merger Sub, Inc. (“Purchaser”) as filed with the Commission on February 23, 2024 (the “Schedule TO”). In conjunction with this letter, Parent and Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 2 to the Schedule TO (“Amendment No. 2”).

Please find enclosed three copies of Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by Parent’s request for confidential treatment for selected portions of this letter. Parent has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of Parent’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which Parent is requesting confidential treatment.

For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. All defined terms in this letter have the same meaning as ascribed to them in the Schedule TO, unless otherwise indicated.

Schedule TO-T

1.	We note that Ms. Dorling is both an executive at Gilead and a director at CymaBay. Please provide us your detailed legal analysis of the application of Rule 13e-3 with respect to the current transaction, given your affiliation with CymaBay.

For the reasons set forth below, Parent respectfully advises the Staff that, after careful consideration of Rule 13e-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 13e-3 does not apply to the current transaction because (a) Parent is not an affiliate of CymaBay Therapeutics, Inc. (“CymaBay” or the “Company”), (b) Ms. Dorling is not an affiliate of Parent, (c) Ms. Dorling is not an affiliate of CymaBay, (d) Parent is not under common control with CymaBay, (e) the Merger and the other Transactions were negotiated vigorously at arm’s-length and do not implicate the policy concerns of Rule 13e-3 of the Exchange Act, and (f) CymaBay directors and management were not “engaged” in the current transaction. In addition, (1) CymaBay, and not Parent, is the issuer of the Shares and (2) CymaBay is not a bidder in the tender offer in the current transaction. Set forth below is Parent’s detailed legal analysis as to why Rule 13e-3 of the Exchange Act does not apply to the current transaction.

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

Rule 13e-3 of the Exchange Act applies to transactions to acquire securities of an issuer by the issuer or an affiliate of the issuer. Rule 13e-3(a)(1) defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 of the Exchange Act defines “control” to include “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances.

a.	Parent does not control CymaBay and is not an affiliate of CymaBay.

Parent has no ability to direct or cause the direction of the management or policies of CymaBay, through ownership of voting securities, contract or otherwise. Thus, Parent does not control CymaBay and is not an affiliate of CymaBay.

•	Parent holds no equity or debt ownership stake in CymaBay. As noted by the Commission in Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretive Release”), as well as by the Staff in various telephone interpretations and compliance and disclosure interpretations (“CD&I”) of Rule 13e-3 of the Exchange Act over the years (including without limitation in CD&I 102.01, 201.01, 201.03, 201.05 and 201.06), a touchstone of “control” (and therefore of “affiliate” status) is ownership by the entity that is alleged to be a purported affiliate of the issuer of a significant percentage of voting equity securities of the issuer. However, as described in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser”, as of the date of the Merger Agreement and the date of the Schedule TO, none of Parent, Purchaser, or any majority-owned subsidiary of Parent or Purchaser beneficially owns or has any right to acquire, directly or indirectly, any Shares or other equity securities and no such person effected any transaction in the Shares or other equity securities during the 60-day period preceding the date of the Offer to Purchase. As a result, Parent may not participate in any vote of CymaBay’s stockholders on the election of directors or any other matter. Also as of the date of the Merger Agreement and the date of the Schedule TO, none of Parent, Purchaser, or any majority-owned subsidiary of Parent or Purchaser beneficially owned any debt securities of CymaBay or its subsidiaries. As a result, because there is no ownership by Parent of CymaBay equity or debt securities, Parent does not control CymaBay and Parent is not an affiliate of CymaBay.

•	Parent has no representation on, or ability to appoint or remove members of, the Company Board. Parent has no (and has never had any) power, contractual or otherwise, to appoint or remove any director to the Company Board (or any committee thereof) or any other direct or indirect power over the composition of the Company Board (or any committee thereof).

March 11, 2024	2

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

•	Ms. Dorling is not a Parent representative on the Company Board. Ms. Dorling is not a Parent representative on the Company Board and Parent has never appointed Ms. Dorling or any other representative to the Company Board (or any committee thereof). The fact that Ms. Dorling serves on the Company Board is solely and entirely due to CymaBay independently nominating Ms. Dorling to, and her agreeing to serve on, the Company Board. Parent was not (and is not) involved in that decision by CymaBay to nominate Ms. Dorling or in Ms. Dorling’s decision to serve and has had no discussions of such matters with CymaBay or Ms. Dorling whatsoever. The Nominating and Corporate Governance Committee of CymaBay, which is composed entirely of directors with no relationship to Parent, identifies and nominates directors to the Company Board and Parent does not have any control or influence over such committee.[1] Furthermore, we note that there have been numerous situations over the years where neither the Commission nor the Staff has found the existence of control by a first party over a second party merely because a person related to the first party is a director on the second party’s board of directors.[2] Moreover, we note that there have been several instances over the years where, as part of a hostile takeover of a target company, an acquiror nominates and successfully elects several directors to a target company’s board of directors in order to put pressure on the target board of directors to accept the acquiror’s hostile tender offer. A hostile bidder electing directors to a target company’s board in connection with a hostile tender offer potentially raises numerous concerns, including among others, coercion, inadequate price, and illiquidity for target stockholders who do not tender into the acquiror’s tender offer—none of which concerns are present in the current transaction. In those situations, neither the Commission nor the Staff has determined that the hostile acquiror, by virtue of having nominated and elected several directors to a target company’s board of directors, controls the target company or is an affiliate of the target company, such that the acquiror’s acquisition of such target company in the transaction gives rise to a Rule 13e-3 transaction.[3]

•	Parent is not an affiliate of any CymaBay management. Parent is not an affiliate of any of CymaBay’s current executive officers. The Company Board appoints the executive officers of CymaBay, and the Company Board is independent from Parent.

•	Parent has no veto or other rights over CymaBay actions. Parent has no right, contractual or otherwise, to veto any action of the Company Board or CymaBay management or to require the Company Board or CymaBay management to take or refrain from taking any action. There are no contractual or other arrangements between Parent and CymaBay granting Parent the power to direct or cause the direction of management and policies of CymaBay.

1 We note that the Commission has previously decided that no “Rule 13e-3 transaction” existed even in a situation where (i) an acquiror had a 37% stockholder (the “Acquiror 37% Stockholder”), (ii) the Acquiror 37% Stockholder had at least one board seat on the acquiror’s board of directors, (iii) the Acquiror 37% Stockholder also had a contractual right to nominate a director to the target’s board of directors (the “Acquiror Stockholder Director”) and the Acquiror 37% Stockholder actually nominated the Acquiror Stockholder Director to the target’s board of directors, which Acquiror Stockholder Director was elected to the target’s board of directors, (iv) such Acquiror Stockholder Director continued to serve on the target’s board of directors at the time the parties executed definitive documentation with respect to the transaction and (v) the Acquiror 37% Stockholder also owned 14.9% of the target’s outstanding common stock. See e.g. Vitamin Shoppe, Inc., Response Letter relating to Preliminary Proxy Statement on Schedule 14A, File No. 001-34507 (October 25, 2019).

2 See Inv. Co. Inst., SEC No-Action Letter, 2009 WL 659141 (Mar. 12, 2009) (acquisition of liquidity protected preferred shares having the right to designate 2 directors on a company’s board does not, in and of itself, constitute control of such company). See also American Century Companies, Inc./J.P. Morgan & Co. Incorporated, SEC Staff No-Action Letter (Dec. 23, 1997) (Staff recognized that the ability to appoint two out of ten directors of a company, coupled with a significant economic interest, did not constitute control). See also National Liquid Reserves, Inc., SEC Staff No Action Letter (Mar. 29, 1980) (a first party would not be an affiliated person of a second party, merely because an employee of the first party is a director of the second party). See also In the Matter of Investors Mutual, Inc., et al., Investment Company Act Release No. 4595 (May 11, 1966), aff'd, Phillips v. SEC, 388 F.2d 964 (2d Cir. 1968) (presumption of non-control not rebutted where, among other factors, holder of 15% of voting stock of company elected two seats on company's ten-member board of directors). While we note that the foregoing no action letters and decision were in the setting of the Investment Company Act of 1940 (and in one case also in the setting of the Investment Advisers Act of 1940), we believe they are instructive in analyzing “control” in the current transaction.

3 See Weyerhaeuser Company’s (CIK: 0000106535) all cash hostile tender offer for Willamette Industries (CIK: 0000107189) in 2001/2002. In connection with its hostile tender offer, Weyerhaeuser successfully nominated and elected 3 directors to Willamette’s board of 9 directors in a proxy fight. Weyerhaeuser subsequently consummated its hostile takeover of Willamette (which had an effect described in Rule 13e-3(a)(3)(ii)). Neither the Commission nor the Staff determined that such transaction was a Rule 13e-3 transaction or required a Schedule 13E-3 to be filed. See also CF Industries Holdings, Inc.’s (CIK: 0001324404) hostile exchange offer for Terra Industries Inc. (CIK: 0000722079) in 2009/2010. In connection with its stock and cash hostile exchange offer for Terra, CF successfully nominated and elected 3 directors to Terra’s board of 8 directors in a proxy fight. CF subsequently consummated its hostile takeover of Terra (which had an effect described in Rule 13e-3(a)(3)(ii), and which was not eligible for the exception in Rule 13e-3(g)(2) due to the fixed stock and cash components of the exchange offer). Neither the Commission nor the Staff determined that such transaction was a Rule 13e-3 transaction or required a Schedule 13E-3 to be filed.

March 11, 2024	3

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

•	Parent has no commercial or other contractual relationships with CymaBay. Other than the Merger Agreement and a customary confidentiality agreement entered into between Parent and CymaBay executed on December 15, 2022 (the “Confidentiality Agreement”) in connection with the arms-length negotiation of the current transaction, Parent has no commercial or other contractual arrangements with CymaBay of any kind.

•	Ms. Dorling did not participate in discussions or deliberations involving the Transactions. Ms. Dorling is not an affiliate of Parent or CymaBay. Furthermore, as described in the section of the Schedule 14D-9 entitled “Background of the Offer and the Merger”, the Company Board was aware of Ms. Dorling’s employment with Parent at the outset of discussions regarding a transaction between Parent and CymaBay and the Company Board requested that Ms. Dorling recuse herself from all Company Board matters concerning Parent. Ms. Dorling recused herself from all such matters, including all matters related to the Merger Agreement and the Transactions. Similarly, as described in the section of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company”, Parent was aware that Ms. Dorling was also a director on the Company Board, and in light of that fact, Parent did not have (and Parent did not permit its representatives to have) any discussions with Ms. Dorling about the current transaction with CymaBay.

•	Parent never received any information regarding CymaBay from Ms. Dorling. In addition to abstaining from discussing the current transaction itself with Ms. Dorling, Parent has never had (and Parent did not permit its representatives to have) any discussions, and has never received any information, about CymaBay or its business or prospects, any of its affiliates, or any of its suppliers, vendors, manufacturers, distributors or other contractual counterparties with Ms. Dorling whatsoever, including during Parent’s due diligence investigation of CymaBay. Parent conducted its own independent due diligence investigation of CymaBay in concert with its legal and regulatory advisors and in accordance with the Confidentiality Agreement.

For the reasons outlined above, Parent does not control CymaBay and is not an affiliate of CymaBay.

b.	Ms. Dorling does not control Parent and is not an affiliate of Parent.

Ms. Dorling is not an executive officer of Parent, and she has no ability to direct or cause the direction of the management or policies of Parent, whether through ownership of voting securities, contract or otherwise. Thus, Ms. Dorling does not control Parent and is not an affiliate of Parent.

March 11, 2024	4

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

•	Ms. Dorling is not an executive officer or control person of Parent. Both Rule 3b-7 of the Exchange Act and Rule 405 of the Securities Act of 1933 (the “Securities Act”) provide that the term “executive officer”, when used with reference to a registrant, means “its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.” Ms. Dorling, a Parent employee with a title of senior vice president within the “intercontinental region and global patient solutions” area, is not an “executive officer” of Parent (as defined under Rule 3b-7 of the Exchange Act and Rule 405 of the Securities Act). Ms. Dorling is not in charge of a principal business unit, division, or function of Parent, and she does not perform a policy making function at Parent. The intercontinental region and global patient solutions area within Parent in which Ms. Dorling serves is not a principal business unit, division or function of Parent, but rather is a small geographic subset of commercialization activities generally at Parent, with Ms. Dorling covering only the areas of Hong Kong, Malaysia, South Korea, Singapore, Taiwan, Latin America, Middle East, Turkey, Russia and certain other locations in Africa, Asia, and Eastern Europe. Such regions represent only a small fraction of Parent’s revenues[4] and a small portion of the commercialization activities at Parent. Furthermore, Ms. Dorling is not in charge of commercialization at Gilead and Ms. Dorling does not report to the Chief Executive Officer of Parent. Instead, Ms. Dorling reports to Johanna Mercier, who is the Chief Commercial Officer of Parent and an “executive officer” of Parent. Ms. Mercier is in charge of the commercialization activities for all of Gilead. [***] For the entire time Ms. Dorling has been employed by Parent (since May 2020), Ms. Dorling has not been an “executive officer” listed in any Parent proxy statement on Schedule 14A for its annual stockholder meetings or in any Parent annual report on Form 10-K. Further, Ms. Dorling has never been considered an “officer” of Parent (as such term is defined in Section 16 of the Exchange Act) nor has she filed a Section 16 report with respect to Parent securities. Moreover, Ms. Dorling is at a level that is junior to other employees of Parent: most notably, Ms. Dorling is junior to the executive vice president level officers and the C-suite officers (e.g., CEO, CFO, CCO, CMO, etc.) at Parent. Parent has never listed Ms. Dorling as part of its “senior management”, “leadership”, or even “officers” in its public disclosures or on its website. Ms. Dorling does not provide any input to the Parent Board or to the executive officers of Parent (except as noted above in the ordinary course of her employment in reporting to Ms. Mercier on Gilead activities in the specific countries in the intercontinental region noted above). Ms. Dorling has no power or ability to direct or cause the direction of the management and policies of Parent or to otherwise control Parent.

•	Ms. Dorling is not a director of Parent and has no right to appoint or remove directors of Parent. Ms. Dorling does not sit on the Parent Board and does not have the right to appoint, or to cause the removal of, any director of Parent. None of the directors on the Parent Board have any past or present affiliation with Ms. Dorling and Ms. Dorling does not control such directors. The Nominating and Governance Committee of Parent, which is composed entirely of directors unaffiliated with Ms. Dorling, identifies and nominates directors to the Parent Board and Ms. Dorling does not have any control or influence over such committee or have any right to be nominated to the Parent Board.

4 According to Parent’s most recent Form 10-K for Fiscal Year 2023, 72% of Parent’s product sales for fiscal year 2023 occurred within the United States.

March 11, 2024	5

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

•	Ms. Dorling has no veto or other rights with respect to Parent. Ms. Dorling has no right to veto any action of the Parent Board or Parent management or to require the Parent Board or Parent management to take or refrain from taking any action. There are no contractual arrangements granting to Ms. Dorling, or other indicia that Ms. Dorling has, the power to direct or cause the direction of management and policies of Parent.

•	Ms. Dorling does not hold any significant amount of voting power in Parent. To Parent’s knowledge, Ms. Dorling beneficially owns not more than a de minimis amount (relative to Parent’s outstanding equity capitalization) of common stock of Parent or any securities convertible into or exercisable or exchangeable for Parent’s capital stock, other than equity incentive awards of Parent pursuant to grants made by Parent in the ordinary course of business to Parent employees. To Parent’s knowledge, such equity incentive awards comprise substantially less than 1% of the outstanding common stock of Parent. To Parent’s knowledge, Ms. Dorling has never made a single filing with the Commission in respect of her beneficial ownership of Parent’s equity securities. Ms. Dorling’s small ownership of Parent equity securities does not provide Ms. Dorling with the power to direct or cause the direction of management and policies of Parent.

•	Ms. Dorling is not an affiliate of any management or executive officers of Parent. The Parent Board appoints the executive officers of Parent and none of the directors on such Parent Board are affiliated with Ms. Dorling.

•	Parent did not discuss the current transaction with Ms. Dorling. Parent did not discuss (and Parent did not permit its representatives to discuss) the current transaction with Ms. Dorling at any time.

For the reasons outlined above, Ms. Dorling does not control Parent and is not an affiliate of Parent.

c.	Ms. Dorling does not control CymaBay and is not an affiliate of CymaBay.

Ms. Dorling has no ability to direct or cause the direction of the management or policies of CymaBay, through ownership of voting securities, contract or otherwise. Thus, Ms. Dorling does not control CymaBay and is not an affiliate of CymaBay.

•	Ms. Dorling holds one of seven Company Board seats. The Company Board consists of seven directors, including Ms. Dorling. Other than in respect of Mr. Shah, who serves as CymaBay’s Chief Executive Officer, the remainder of the Company Board is composed entirely of independent and disinterested directors and as of May 1, 2023, the Company Board determined that Ms. Dorling would be an “independent director” within the meaning of the applicable NASDAQ listing standards. Ms. Dorling is 1 vote out of 7 votes and therefore she cannot control any Company Board vote on any matter. The Commission has emphasized that “a person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person or member of a controlling group of persons.” American Standard, 1972 SEC No-Act. LEXIS 3787.[5] None of the directors on the Company Board have any past or present affiliation with either Ms. Dorling or Parent. Ms. Dorling has no power to appoint or remove directors from the Company Board or to influence or otherwise sway their behavior. CymaBay became a public reporting company on October 11, 2013, and, having been appointed to the Company Board in April 2021, Ms. Dorling has also not served on the Company Board for most of the period during which CymaBay was a public reporting company. Based on Parent’s due diligence investigation of CymaBay, Parent is not aware of any contract between CymaBay and Ms. Dorling that provides Ms. Dorling with a right to representation on the Company Board. Considering all of the foregoing, Ms. Dorling’s single board seat does not provide her with the power to direct, or cause the direction of, the management or policies of CymaBay or to otherwise control CymaBay.

5 See also, e.g., Wilko v. Swan, 127 F. Supp. 55, 57 (S.D.N.Y. 1955) (upholding special verdict by jury that a director of corporation did not directly or indirectly control such corporation); and Louis Loss and Joel Seligman, Securities Regulation 1703-27 (3d ed. 1990) at 1724 (“a person’s being an officer or director does not create any presumption of control”) (emphasis in original).

March 11, 2024	6

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

•	Ms. Dorling has no veto or other rights with respect to CymaBay. Ms. Dorling has no right to veto any action of the Company Board or CymaBay management or to require the Company Board or CymaBay management to take or refrain from taking any action. There are no contractual arrangements granting Ms. Dorling, or other indicia that Ms. Dorling has, the power to direct or cause the direction of management and policies of CymaBay. Ms. Dorling has no rights to be nominated to the Company Board or to remain on the Company Board.

•	Ms. Dorling holds no shares in CymaBay and her other CymaBay equity holdings are de minimis. As described in the section of the Schedule 14D-9 entitled “Arrangements with Current Executive Officers and Directors of the Company”, as of the date of the Schedule TO, Ms. Dorling beneficially owns no shares of common stock or other capital stock of CymaBay, or any securities convertible into or exercisable or exchangeable for CymaBay’s capital stock, other than 148,168 vested Company Options and 12,843 unvested Company Options. Ms. Dorling received all such Company Options pursuant to grants made by CymaBay in the ordinary course of business to CymaBay directors.

•	Ms. Dorling is not affiliated with CymaBay’s management. Ms. Dorling is not affiliated with any of CymaBay’s current executive officers. The executive officers of CymaBay are appointed by the Company Board, on which Ms. Dorling is one of seven directors.

For the reasons outlined above, Ms. Dorling does not control CymaBay and is not an affiliate of CymaBay.

d.	Parent is not under common control with CymaBay.

Notwithstanding Ms. Dorling’s status as both an employee of Parent and a director at CymaBay, Parent is not under common control with CymaBay because for a common control relationship to exist, Ms. Dorling would need to be both an affiliate of Parent and an affiliate of CymaBay. Here, Ms. Dorling is neither an affiliate of Parent nor an affiliate of CymaBay.

March 11, 2024	7

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

•	No control of Parent. Ms. Dorling does not control Parent and Ms. Dorling is not an affiliate of Parent. As set forth in the analysis in subsection (b) above, Ms. Dorling is not an executive officer of Parent, and Ms. Dorling has no ability to direct or cause the direction of the management or policies of Parent, whether through ownership of voting securities, contract or otherwise.

•	No control of CymaBay. Ms. Dorling does not control CymaBay and Ms. Dorling is not an affiliate of CymaBay. As set forth in the analysis in subsection (c) above, Ms. Dorling has no ability to direct or cause the direction of the management or policies of CymaBay, through ownership of voting securities, contract or otherwise.

e.	The Offer, the Merger and the other Transactions were negotiated vigorously at arm’s-length and do not implicate the policy concerns of Rule 13e-3.

•	No Opportunity for Abuse or Coercion. As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going private transaction. The opportunity for abuse would be due, in part, to a lack of arm’s-length bargaining and an inability of unaffiliated security holders to influence corporate decisions to enter into such transactions. However, in the case of the current transaction, the opportunity for abuse that Rule 13e-3 was designed to address is not present. The current transaction was the result of arm’s-length negotiations between CymaBay and Gilead, which were overseen by the Company Board with the exclusion of Ms. Dorling, which negotiations stretched back over 1 year to December 15, 2022, when CymaBay and Gilead entered into the Confidentiality Agreement. It is clear that the current transaction could not reasonably be expected to implicate the concerns for which Rule 13e-3 was adopted to address.

•	No Ownership of CymaBay Securities. As noted above, as of the date of the Merger Agreement and as of the date of the Schedule TO, Parent does not own any equity securities (or debt securities) of CymaBay. It is antithetical to the purpose and policy underpinning Rule 13e-3 to seek to apply Rule 13e-3 to a transaction where the acquiror does not own any voting equity securities (or other securities) of the target issuer.

•	Non-Affiliated Issuer; Arm’s-Length Negotiation. The Commission has made clear that Rule 13e-3 of the Exchange Act does not apply to a transaction proposal by an acquiror to a non-affiliated issuer. As the Commission stated in the Interpretive Release, Rule 13e-3 does not apply to the merger of an issuer with a non-affiliate since such “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.” As noted above, Gilead is not an affiliate of CymaBay and Gilead has no ability to control CymaBay, nor is Gilead under common control with CymaBay.

March 11, 2024	8

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

•	Background of Negotiations. It is clear that Gilead did not and does not, directly or indirectly, through one or more intermediaries possess the power to direct or cause the management or policies of CymaBay, whether through the ownership of voting securities, by contract or otherwise. The Merger and the other Transactions were negotiated vigorously, extensively and at arm’s-length, as described in the section of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company” and the section of the Schedule 14D-9 entitled “Background of the Offer and the Merger.” This is evident by events that span a negotiation over 1 year:

o	Negotiations began on December 15, 2022 with the execution of the Confidentiality Agreement, well over 1 year before a definitive agreement was signed.

o	At no point did CymaBay agree to any exclusivity arrangements with respect to negotiations of a potential transaction with Parent.

o	Instead, the Company Board carefully considered and evaluated various potential strategic alternatives available to CymaBay, and CymaBay participated in discussions with twenty-two biopharmaceutical companies in respect of strategic partnerships over the course of late 2022 and into 2024.

o	In addition, CymaBay participated in discussions with four other major biopharmaceutical companies specifically in respect of potential acquisition transactions, each of whom entered into a confidentiality agreement in respect of such potential acquisition transaction and three of whom received management presentations from CymaBay.

o	Moreover, vigorous price negotiation occurred between CymaBay and Parent in respect of a potential acquisition transaction and CymaBay rejected several proposals from Parent to acquire 100% of the issued and outstanding Shares, including Parent’s proposal in November 2023 to acquire such Shares at a price of $23.00 per Share in cash.

o	In fact, after CymaBay’s rejection of such November 2023 offer, nearly two months elapsed after CymaBay communicated to Parent that the November 2023 proposal did not provide a basis upon which CymaBay would be willing to permit Parent to advance to a more extensive phase of due diligence discussions, before Parent submitted a revised offer.

o	Parent ultimately increased the cash portion of its offer price two times to a final offer price of $32.50 per Share in cash.

o	Even after Parent increased its offer price to $32.50, CymaBay continued to test Parent’s willingness to increase its offer to $33.00.

o	As a result of such vigorous price negotiation, Parent’s final offer price of $32.50 per Share in cash represents a premium of: (i) approximately 27% to the closing price of $25.69 per Share on February 9, 2024, the last full trading day prior to the announcement of the current transaction; (ii) approximately 37% to the 30-day trading period volume weighted average price of $23.78 per Share as of February 9, 2024; and (iii) approximately 27% to the 52-week high closing price of $25.69 per Share as of February 9, 2024.

March 11, 2024	9

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

•	No One Standing on Both Sides of Transaction. Parent acknowledges the Commission’s concerns regarding certain going private transactions in which an issuer and an affiliate “stand on both sides” of a transaction. In the current transaction however, as discussed above, Parent and the Company were aware of Ms. Dorling’s employment with Parent and service on the Company Board at the outset of discussions regarding the current transaction and implemented thorough processes and procedures to ensure no practical opportunity existed to overreach or take advantage of CymaBay stockholders or for any person to “stand on both sides” of the current transaction. Specifically, Ms. Dorling recused herself from all discussions and deliberations by the Company Board in respect of the current transaction at the outset of such discussions (not just in connection with Parent’s acquisition proposal, but also in connection with all other potential proposals by the four other major biopharmaceutical companies expressing interest in a potential acquisition transaction). In addition, Ms. Dorling was not and is not a Parent representative on the Company Board and Parent specifically prohibited any discussions of (and prohibited its representatives from discussing) the current transaction with Ms. Dorling and implemented safeguards to prevent receipt of any information or diligence materials from Ms. Dorling about CymaBay or CymaBay’s suppliers, vendors, manufacturers, distributors or other contractual counterparties. Parent similarly did not share any transaction-related information or documentation, including copies of any diligence materials or definitive transaction documentation, with Ms. Dorling. Further, as noted above, Ms. Dorling is not an affiliate of Parent or of CymaBay.

•	The existence of a director on another party’s board does not, in and of itself, constitute control of that party. As noted above (in the third bullet point under the paragraph titled “a. Parent does not control CymaBay and is not an affiliate of CymaBay” and in footnote 2), there have been numerous situations where neither the Commission nor the Staff has found the existence of control merely due to a person related to one party also being a director on another party’s board.

•	Rule 13e-3 has not been implicated in past transactions where acquirors successfully elect directors to a target’s board of directors. As described above (in the third bullet point under the paragraph titled “a. Parent does not control CymaBay and is not an affiliate of CymaBay” and in footnote 3), neither the Commission nor the Staff has taken the position that Rule 13e-3 applied to a hostile takeover where the acquiror successfully elected directors to the target’s board of directors through a proxy fight. A hostile acquiror electing directors to a target company’s board in connection with a hostile tender offer potentially raises numerous concerns including, among others, coercion, inadequate price and illiquidity for target stockholders who do not tender into the hostile acquiror’s tender offer. None of those concerns are present in the current transaction, which was a negotiated (i.e., friendly) transaction, and in which Parent did not elect (or otherwise have) any representative on the Company Board.

•	CymaBay Had Sophisticated Advisors. In addition, the Company Board approved the entry into the Merger Agreement and the Transactions only after consulting with CymaBay’s two nationally recognized financial advisors and outside legal counsel and after receiving fairness opinions from such financial advisors that the Offer Price to be paid to holders of Shares (other than Excluded Shares, Tendered Shares or Dissenting Shares, in each case as defined in the Schedule 14D-9) in the Offer and the Merger is fair, from a financial point of view, to such holders.

March 11, 2024	10

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

•	No Coercion or Illiquidity Threats or Concerns. In adopting Rule 13e-3, the Staff indicated that it was also concerned about the potential coercive effect of a going private transaction, because unaffiliated stockholders might be confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws and further efforts to eliminate their equity interest. Again, these concerns do not apply to this all-cash transaction, because this transaction will either close or it will not—that is to say, if the Offer closes, whether or not the stockholder tendered into the Offer, the Merger will close (without requiring a vote of CymaBay stockholders pursuant to Section 251(h) of the Delaware General Corporation Law) on the morning before the opening of trading on the very next business day after the Offer closes. If the Offer does not close and the current transaction is terminated, CymaBay will remain a publicly traded company and all stockholders will be left with the same liquid market and float and the same protections under the federal securities laws. Their equity interest will be left intact (subject to the possibility that a competing bidder acquires the Company). If the current transaction does go through, all outstanding Shares, including those held by unaffiliated stockholders, will be exchanged for cash (either in the Offer or in the Merger that will occur on the morning of the next business day). As such, there will be no need for a market for the Shares or the protections of the federal securities laws. In short, no CymaBay stockholder will be coerced into tendering into the Offer for fear of an illiquid market, loss of securities laws protection or further efforts to eliminate their equity.

•	The current transaction occurred during a period of elevated market prices of CymaBay common stock. As noted by the Commission in the Interpretive Release, Parent acknowledges the Commission’s concerns that, in a Rule 13e-3 transaction, an affiliate may “choose a period of depressed market prices to propose the transaction, resulting in a loss to the unaffiliated security holders”. No such concerns are present in the current transaction. The Shares traded as low as $1.80 per Share on May 13, 2022 and, at the time Parent made its first proposal in November 2023 to acquire such Shares at a price of $23.00 per Share in cash, the closing price of the Shares was $18.66 per Share. Since Parent’s first proposal, the closing price of the Shares climbed to $22.46 per Share on January 25, 2024 and to $25.69 per Share on February 9, 2024.

•	No Rule 13e-3 Concerns are Present. In sum, the opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e-3 was intended to address are not present in the current transaction. The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the current transaction.

f.	CymaBay directors and management were not “engaged” in the current transaction.

Parent acknowledges that in the Staff’s Compliance and Disclosure Interpretation 201.05, the Staff has taken the position that in situations where members of management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2, Rule 13e-3 may apply because such members of management could be deemed to be an affiliate “engaged” in the Rule 13e-3 transaction.

March 11, 2024	11

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

In this case, Parent respectfully advises the Staff that, after the closing of the current transaction, no member of the Company Board or CymaBay management will own any equity interests in the surviving company or any affiliate thereof. In addition, no such person has negotiated for or been offered any guaranteed future employment, equity participation or other change in the terms of such person’s post-closing employment in connection with the Transactions. Lastly, pursuant to the Merger Agreement, all CymaBay directors and officers will be replaced at the closing with the directors and officers of Purchaser, and no such person has been offered a seat on the surviving company’s board or the board of any affiliate of CymaBay, Parent, or any of their respective affiliates. In light of the foregoing, no member of the Company Board or CymaBay management should be considered to be “engaged” in the current transaction or subject to Rule 13e-3.

Based on the foregoing, Parent respectfully advises the Staff that Rule 13e-3 of the Exchange Act does not apply to the current transaction.

Conditions of the Offer, page 48

2.	Refer to the last paragraph of this section, after the bullet points. We note the disclosure that you may assert a condition “regardless of the circumstances...(including any action or inaction by the Parent or Purchaser)... .” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the referenced language to exclude your reference to actions or inactions by Parent or Purchaser.

In response to the Staff’s comment, Parent and Purchaser have deleted “(including any action or inaction by Parent or Purchaser)” from the penultimate sentence of Section 13 (“Conditions of the Offer”) of the Offer to Purchase.

3.	We also note that you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

In response to the Staff’s comment, Parent and Purchaser have revised the last sentence of Section 13 (“Conditions of the Offer”) of the Offer to Purchase as follows (deletions are struck through and additions are underlined for your convenience):

“The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions ~~(including any action or inaction by Parent or Purchaser)~~, and (except for the Minimum Tender Condition, the Termination Condition, the HSR Condition and the Governmental Impediment Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in their sole and absolute discretion.”

March 11, 2024	12

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

4.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language indicates that once an offer condition is triggered, you may assert it at any time and from time to time. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Parent and Purchaser hereby supplementally confirm to the Staff our understanding of the Staff’s position in this regard.

Parent and Purchaser acknowledge that (1) Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (650) 752-2008 or Cheryl Chan at (212) 450-4503 with any questions you may have with respect to the foregoing.

March 11, 2024	13

CONFIDENTIAL TREATMENT REQUESTED
BY GILEAD SCIENCES, INC.

Very truly yours,

/s/ Paul S. Scrivano
Paul S. Scrivano, Esq.